UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-40708-02

D.L. PETERSON TRUST

(Exact name of registrant as specified in its charter)

940 Ridgebrook Road, Sparks, Maryland 21152
(410) 771-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1999-1A Sold SUBI Certificate
Class X 1999-1B Sold SUBI Certificate
Guaranty by D.L. Peterson Trust1

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

1 The securities covered by this form secure the following series of notes issued by Chesapeake Funding LLC:
    Series 2001-1 Floating Rate Callable Asset Backed Notes, Class A-2
    Series 2002-1 Floating Rate Callable Asset Backed Notes, Class A-1
    Series 2002-1 Floating Rate Callable Asset Backed Notes, Class A-2
    Series 2002-2 Floating Rate Callable Asset Backed Notes, Class A-1
    Series 2002-2 Floating Rate Callable Asset Backed Notes, Class A-2
    Series 2003-1 Floating Rate Callable Asset Backed Notes, Class A-1
    Series 2003-1 Floating Rate Callable Asset Backed Notes, Class A-2
    Series 2003-2 Floating Rate Callable Asset Backed Notes, Class A-1
    Series 2003-2 Floating Rate Callable Asset Backed Notes, Class A-2

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Securities	Approximate Number of Holders

1999-1A Sold SUB I Certificate	1
Class X 1999-1B Sold SUBI Certificate	1
Guaranty by D.L. Peterson Trust	1

Pursuant to the requirements of the Securities Exchange Act of 1934, D.L. Peterson Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 21, 2004	D.L. Peterson Trust By: Raven Funding LLC, solely as settlor of the D.L. Peterson Trust
By: /s/ Joseph W. Weikel
Joseph W. Weikel General Counsel and Manager

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.